================================================================================



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                      ------------------------------------


                                 FORM 10-SB/A

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
      UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934



                      ------------------------------------



                        SPORTAN UNITED INDUSTRIES, INC.
                 (Name of Small Business Issuer in its Charter)



               TEXAS                                           760333165
    (State or other jurisdiction                            (I.R.S. Employer
        of incorporation or                              Identification Number)
           organization)



     3170 OLD HOUSTON ROAD
         HUNTSVILLE, TEXAS                                       77340
  (Address of principal executive offices)                     (Zip Code)


                                (409) 295-2726
                          (Issuer's telephone number)


Securities to be registered under Section 12(b) of the Act:



       TITLE OF EACH CLASS                       NAME OF EACH EXCHANGE ON WHICH
       TO BE SO REGISTERED                       EACH CLASS IS TO BE REGISTERED
       -------------------                       ------------------------------

             None                                              None


Securities to be registered under Section 12(g) of the Act:


                                  COMMON STOCK
                                (Title of Class)

    All references to Sportan United Industries, Inc. ("Company" or "Sportan") common stock reflect a 41.43455 for 1 forward stock split effected March 1998 (the "Common Stock").

                                     PART I

FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this Form 10-KSB, discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Important factors that may cause actual results to differ from projections include, for example:


     . the success or failure of management's efforts to implement their business strategy;

     . the ability of the Company to raise sufficient capital to meet operating requirements;

     . the ability of the Company to protect its intellectual property rights;

     . the ability of the Company to compete with major established companies;

     .    the effect of changing economic conditions;

     .    the ability of the Company to attract and retain quality employees;
          and

     .    other risks which may be described in future filings with the SEC.


ITEM 1.   DESCRIPTION OF BUSINESS

     GENERAL

     The Company is engaged in the distribution of sports memorabilia primarily to retail outlets. In 1986, the Company commenced business, and in March 1991 the Company was incorporated in Texas under the name Players Texas Sports, Inc. as a subchapter S corporation. In March 1998, the Company amended its Articles of Incorporation to:

     .    change its name to Sportan United Industries, Inc.,
     . increase its authorized shares of Common Stock from 1,000,000 to 50,000,000 shares,
     .    decrease the par value of its Common Stock from $0.10 to $0.001, and
     .    authorize the issuance of 10,000,000 shares of preferred stock.

Also in March 1998, the Company elected to become a C corporation.

     The Company has thirteen years of experience in distributing sports collectibles and was started by James R. Otteson in 1986. In October 1995, James R. Otteson died from a heart attack, an event which temporarily disabled the business of the Company. Mr. Otteson was the primary decision maker and leader of the Company. In addition, the Company was dependent on his personal contacts and experience. From October 1995 until January 1998, the Company was operated by various venture capitalists, consultants, and by the trustee of Mr. Otteson's estate. In January 1998, Mr. Otteson's son, Jason G. Otteson, assumed the position of chief executive officer and president. Currently, the Company is trying to implement its business strategy, while it attempts to reconcile its relationships which were damaged due to the Company's transition period.

     BUSINESS STRATEGY

     The Company's goal is to become a leading distributor of sports collectibles in America. To accomplish this goal, management is committed to the highest standards in distributing diversified products to the sports/hobby industry in an aggressive, reliable, and ethical manner. The Company's strategy involves several key business objectives. Management's strategy is to establish the Company as the distributing firm of preference in the markets it serves, by acquiring new product lines and expanding to reach other geographic regions. Management believes the key factor for success will be a strong and efficient marketing program. Management's goal is to increase market share by acquiring companies in similar or unrelated markets that can provide solid capital returns with opportunity for growth. The Company believes its business strategy will result in:

     .    increased sales,
     .    increased market share,
     .    increased buying power,
     .    reduced operating expenses, and
     . reduced competition resulting in more efficient and profitable operations.

     The Company may face competition for acquisition candidates which may limit the number of acquisition opportunities and may lead to higher acquisition prices. The Company can provide no assurance that it will be able to identify, acquire, or manage profitably additional businesses or to integrate any acquired businesses into the Company without substantial costs, delays, or other operational or financial problems. Further, acquisitions involve a number of risks, including:

     .    possible adverse effects on the Company's operating results,
     .    diversion of management's attention,
     .    failure to retain key personnel of the acquired business, and
     . risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on the Company's business.

     The timing, size, and success of the Company's acquisition efforts and the associated capital commitments cannot be readily predicted. The Company may finance future acquisitions by using shares of its Common Stock for a portion of the consideration to be paid. In the event that its Common Stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to initiate and maintain its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional equity or debt financing.


     PRODUCTS

     The Company distribute all types of sports memorabilia and collectibles. The sports collectibles industry includes:

     .    Novelties, periodicals,
     .    apparel,
     .    racing items,
     .    autograph memorabilia,
     .    banners,
     .    posters, and
     .    other licensed memorabilia and collectibles.

The Company does not have any agreements with manufacturers with respect to ordering the products it distributes. The Company orders products on an as needed basis based on its internal estimates. Although the Company does not foresee its inability to order products from manufacturers in the future, the Company can provide no assurance that it will be able to continue to order products on favorable terms from any of its manufacturers. The loss of one of the Company's manufacturers would limit the Company's ability to offer a wide variety of products to retailers which could damage the Company's trade name and have an adverse effect on its business.


     SALES AND MARKETING

     The Company primarily distributes its products to retailers that sell to the end user. The Company also distributes its products to dealers of sports collectible shows and flea markets. Management believes that with the increased supply of sports collectibles, retailers cannot afford to stock their inventory with all the products produced by a manufacturer. The Company believes that retailers are willing to pay a 15% premium for products available in smaller quantities in order to reduce their risk exposure and protect cash flow. Management's strategy is to enable manufactures to depend on the Company for a more efficient and responsible system of distribution and reduce the need for manufacturers to offer direct distribution services.

     Currently, the Company has no retail agreements. The Company's business is service-oriented, and its primary marketing focus is on responding rapidly to customer requirements. The Company conducts limited advertising in the trade magazine Card Trade. The Company does little other advertising, and depends on its personal contacts and reputation within the industry to market its products to retailers. As such, the Company is dependent on its key personnel to sell its products to retailers. The loss of any of the Company's key personnel would have an adverse effect on the Company's business. The Company does not have any employment agreements with its officers, directors, or employees.

     Although the Company currently conducts limited marketing activity, it intends to implement the following marketing activities:

     . The Company intends to create an Internet on-line distribution service for both its retailers and for end-users through the creation of a Company web-site. The Company expects to complete the web site by July 1999.

     . The Company intends to begin conducting catalog sales to both retailers and to other wholesalers. The Company expects to begin its catalog sales business by August 1999.

The Company can provide no assurance that it will be able to timely implement its above marketing plan. The ability and timing of such implementation is dependent on the Company's financial position and on future market events over which the Company has no control.

     Sales of sports memorabilia and collectibles in general are influenced by the popularity of the sports to which the products or memorabilia relate. During 1994, Major League Baseball experienced a strike and the National Hockey League experienced a work stoppage. In 1998, the National Basketball Association also experienced a work stoppage. These labor disputes resulted in a loss of interest in these sports by many fans, which in turn triggered a significant and immediate reduction in memorabilia sales. There can be no assurance that similar labor disputes will not occur again or that the popularity of the sports for which the Company distributes sports memorabilia will not decline for other reasons. Further labor disputes or any such decline in popularity could have a material adverse effect on the Company's business.

     COMPETITION

     The Company competes with numerous large and small distribution companies, as well as large manufacturers. The Company believes that retailers purchasing directly from manufacturers are forced to purchase a larger volume of products in order to receive lower prices. The Company believes that retailers will not choose to purchase directly from manufacturers due to the increased fixed costs that such purchases entail. There is no assurance that manufacturers will not allow retailers to purchase smaller quantities of product in the future, which would reduce or eliminate the Company's advantage over such manufacturers.

     The Company competes based on a number of factors, such as:

     .    customer service and support,
     .    product diversification,
     .    timely and reliable delivery, and
     .    price.

     Of these factors, the Company believes that product diversification is the most important factor in attracting new customers, while service is the most important factor in retaining customers. The Company believes that its ability to compete effectively in the industry requires sales and support organizations that are well versed in the various products distributed by the Company. Management's business strategy is to acquire a multitude of product lines, forming a one-stop distributor of novelty products, while expanding its reach to a national level through the Internet. The Company's ability to adequately execute its business strategy will be directly related to its level of capital. There is no assurance that the Company will be able to raise sufficient capital
to fully execute its strategy.   See "Item 1.  Description of Business --
Business Strategy."


     INSURANCE

     The Company has insurance covering risks incurred in the ordinary course of business, covering fire, theft and other destruction, in amounts management believes adequate for its needs. The Company does not maintain key-man life insurance on the life of Jason G. Otteson, president and chief executive officer of the Company. The Company believes its insurance coverage is adequate, but the loss of Mr. Otteson, for any reason, could have a material adverse effect on the prospects of the Company.


     FACILITIES

     The Company's headquarters facility, which includes its principal administrative offices, is located at 3170 Old Houston Road, Huntsville, Texas 77340. These premises are leased from Jason G. Otteson and Connie L. Logan and consist of approximately 12,000 square feet. The lease expires in October 1999 and the monthly rental is $1,845. The Company has an option to renew the lease for a five year period at a rental rate of 90% of the market value of such similar property, but not to exceed $2,045.


     EMPLOYEES

     As of June 21, 1999, the Company employed nine persons, five of whom were full-time employees, and four of whom were part-time employees. No employees are covered by a collective bargaining agreement. Management considers relations with its employees to be satisfactory.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

     GENERAL

     The financial statements for Sportan are unaudited for the nine months ended September 30, 1997, and audited for the year ended September 30, 1998. The financial statements with respect to the period ended October 31, 1998 and 1997 have been prepared by the Company and are unaudited.

     The Company is a developing company incorporated in March 1991, but has experienced significant changes in its management and operations since the death of its founder, James R. Otteson, in October 1995. The Company's operating results have been declining since 1995. The Company's fiscal year was changed from December 31 to September 30 in 1997.

     The Company recognizes revenues from sales of sports memorabilia at the time of shipment. General and administrative costs are charged to expense as incurred. Property, plant and equipment are recorded at cost and depreciated using an appropriate accounting method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized and depreciated over the estimated useful lives. The cost and related accumulated depreciation of the assets are removed from the accounts upon disposition.

     Recent Developments

     Historically the Company has concentrated on the distribution of sports cards and memorabilia. In June 1999, the Company sold the sports cards and supplies segment of its product line. The Company: (i) sold its current inventory in sports cards and supplies for on or about cost, (ii) sold a portion of its accounts receivables of $31,741 (which includes a payment of $4,500 representing the purchase of $9,000 of past due accounts receivables), (iii) sold certain equipment for $5,000, and (iv) transferred liabilities in the amount of $216,703 to the buyer. The Company also received a payment of $272,000 in cash for a non-compete agreement, which prevents the Company from purchasing sports cards directly from wholesalers for a period of 3 years, and Jason G. Otteson, Jason R. Otteson, II, and Connie L. Logan each received $1,000 for an identical non-compete agreement. The Company utilized approximately $85,000 of the proceeds from the sale to repay a portion of its outstanding balance on its line of credit, approximately $25,000 to repay a loan, and utilized approximately $31,000 to repay certain accounts payable.

     RESULTS OF OPERATIONS

Year Ended December 31, 1998 Compared to the Year Ended December 31, 1997

     Due to the disparate period terms presented in the financial statements, the following unaudited results of operations for the years ended December 31, 1998 and 1997 are used for comparative purposes:

----------------------------------------------------------------------------------------------
                                  Year Ended December 31, 1998    Year Ended December 31, 1997

Sales                                               $3,175,943                      $4,445,791

Cost of goods sold                                  $2,644,378                      $4,064,720
                                                    ----------                      ----------

         Gross profit                               $  531,565                      $  381,071


General and administrative                          $  570,880                      $  610,897
 expenses

Interest expense                                    $    5,466                      $   11,718

Miscellaneous expense                               $    8,246                      $      945

Expenses of private offering                        $   55,456                              --
                                                    ----------                      ----------

          Net loss                                   ($108,483)                      ($242,489)
----------------------------------------------------------------------------------------------


     Sales. Sales decreased to $3,175,943 for the year ended December 31, 1998 from $4,445,791 for the year ended December 31, 1997, a decrease of $1,269,848 or 28.6%. Cost of sales decreased to $2,644,378 for the year ended December 31, 1998 from $4,064,720 for the year ended December 31, 1997, a decrease of $1,420,342 or 34.9%. Gross profit increased to $531,565 for the year ended December 31, 1998 from $381,071 for the year ended December 31, 1997, an increase of $150,494 or 39.5%. The decrease in sales resulted from the divestiture of certain of the Company's product lines. Management believes these divested product lines did not produce sufficient gross margins, and believes the increase in gross profit for the year is attributable to the Company concentration on fewer product lines with greater gross margins.

     General and Administrative Expenses. General and administrative expenses decreased to $570,880 for the year ended December 31, 1998 from $610,897 for the year ended December 31, 1997, a decrease of $40,017 or 6.6%. Management believes the reduction in general and administrative expenses is due to reduced overhead expenses in connection with the Company divesting certain of its product lines.

     Interest Expense. Interest expense decreased to $5,466 for the year ended December 31, 1998 from $11,718 for the year ended December 31, 1997. The decrease of $6,252 or 53.4% was largely due to the payment of $176,032 of the Company's long-term debt to stockholders.

     Other Expenses. Miscellaneous expense increased to $8,246 for the year ended December 31, 1998 from $945 for the year ended December 31, 1997. The increase of $7,301 or 772.6% was due to expense incurred by the Company in connection with it closing operations in Denver, Colorado and the transfer of its assets to other locations. In addition, the Company expended $55,456 in connection with the private offering of its common stock during the year ended December 31, 1998.

     Net Loss. Net loss decreased to $108,483 for the year ended December 31, 1998 from $242,489 for the year ended December 31, 1997, a decrease of $134,006 or 55.3%. Management believes the decrease in net loss is attributable to the Company's increased gross profits derived from its concentration on the sale of products with greater gross margins.

Six Months Ended March 31, 1998 Compared to the Six Months Ended March 31, 1997

     Sales. Sales increased to $1,737,935 for the six months ended March 31, 1999 from $1,650,014 for the six months ended March 31, 1998, an increase of $87,921 or 5.3%. Cost of sales increased to $1,464,131 for the six months ended March 31, 1999 from $1,390,316 for the six months ended March 31, 1998, a decrease of $73,815 or 5.3%. Gross profit increased from $273,804 to $259,698, an increase of $14,106 or 5.4%. The increases are a result of the Company adding additional novelty product lines, which tend to sell better during the holiday season.

     General and Administrative Expenses. General and administrative expenses increased to $362,774 for the six months ended March 31, 1999 from $246,259 for the six months ended March 31, 1998, an increase of $116,515 or 47.3%. This increase is the result of increased legal and accounting fees incurred in connection with and in preparation for the Company's initial public filing with the Securities and Exchange Commission.

     Interest Expense. Interest expense increased to $2,055 for the six months ended March 31, 1999 from $1,730 for the six months ended March 31, 1998, an increase of $325 or 19%. The increase is due to the Company's increased borrowings under the Company's line of credit in the aggregate amount of $95,000 as a result of the additional sales experienced by the Company in the period.

     Net Loss. Net loss increased to $93,454 for the six months ended March 31, 1999 from a net profit of $7,413 for the six months ended March 31, 1998. The increase of $100,867 was primarily attributable to the increase in general and administrative expenses discussed above.


     LIQUIDITY AND CAPITAL RESOURCES

     Cash Provided from Operating Activities. The Company's net cash flow from operating activities resulted in cash used in operations of $82,774 for the year ended December 31, 1998 and cash provided of $176,545 for the year ended December 31, 1997. The $259,319 decrease is due primarily to an increase accounts receivable due to the slower receipt of cash payments from customers. The Company's net cash flow from operating activities resulted in cash provided of $15,234 and $271,486 for the six month periods ended March 31, 1999 and 1998, respectively. The $256,252 decrease is due primarily to decreases in accounts payable and net income for the six month period ended March 31, 1999.

     Cash Used in Investing Activities. The Company's net cash used in investing activities during the year ended December 31, 1998 increased by $16,638 to $16,138 from net cash provided of $500 during the year ended December 31, 1997 due primarily to the Company's increased purchases of capital equipment. The Company's net cash used in investing activities during the six month period ended March 31, 1999 increased by $4,152 to $7,873 from $3,721 during the six month period ended March 31, 1998 due primarily to the Company's increased purchases of capital equipment.

     Cash Flow Used in Financing Activities. The Company's net cash flows provided from financing activities during the year ended December 31, 1998 increased by $254,742 to $50,000 from net cash flows used of $204,742 during the year ended December 31, 1997 due primarily to the sale of Company common stock during the year ended December 31, 1998 and the repayment of loans to stockholders during the year ended December 31, 1997. The Company's net cash flows used in financing activities during the six month period ended March 31, 1999 decreased by $166,250 to $9,782 from $176,032 during the six months ended March 31, 1998 due primarily to payments of $176,032 on notes to stockholders during the six month period ending March 31, 1998.

     Management believes that current working capital of $107,559 should enable the Company to continue its current operations for a period of approximately one year. However, unforeseen costs could shorten the period during which the current working capital may be expected to satisfy the Company's capital requirements. Management estimates its current monthly operating costs after the sale of its sports card product line are approximately $20,000. The Company does not have any other material commitments for capital expenditures. Management estimates that its current product sales will not raise sufficient profits to meet such operating costs, and the Company believes it will need to add additional product lines to increase revenues. In addition, unless the Company raises additional capital or realizes significant growth in its net income from the sale of sports memorabilia, its expansion plans will be materially impaired. The Company may raise additional capital through equity sales to fund its expansion plans in the last quarter of calendar year 1999.
The Company can provide no assurance that it will be able to make such equity sales on terms favorable to the Company, if at all.

     The Company has established a line of credit in the amount of $100,000 with First National Bank of Huntsville. At June 14, 1999, the Company had a balance of approximately $10,000 on the line of credit. At October 31, 1998, the Company had borrowed $90,000 in the form of a note payable due on demand, at an annual interest rate of 9.5% with principal plus accrued interest payments beginning March 1999. The note payable is collateralized by all accounts receivable and inventory of the Company. There can be no assurance that the Company will be able to obtain additional funding from other external sources on suitable terms, if at all.

     The Company has borrowed from its stockholders $53,500 in the form of a note payable due on demand, at an annual interest rate of 5% with principal plus accrued interest to be paid on repayment. Presently, the stockholders do not intend to demand payment of the loan, which at June 1, 1999 had a balance of $59,965. The Company also borrowed from its stockholders an additional $10,000 in the form of a non-interest bearing note payable which was repaid in November 1998. There can be no assurance that these stockholder funds will be available in the future.

     The Company may in the future experience significant fluctuations in its results of operations. Such fluctuations may result in volatility in the price and/or value of the Company's common stock if any market develops. Results of operations may fluctuate as a result of a variety of factors, including demand for the Company's products, introduction of new products by the Company or its competitors, the variety of products distributed by the Company, the number and timing of the hiring of additional personnel, the timing of acquisitions, general competitive conditions in the industry and general economic conditions. Shortfalls in revenues may adversely and disproportionately affect the Company's results of operations because a high percentage of the Company's operating expenses are relatively fixed. Accordingly, the Company believes that period to period comparisons of results of operations are not necessarily meaningful and should not be relied upon as an indication of future results of operations. Due to the foregoing factors, it is likely that in one or more future periods the Company's operating results will be below the expectations of the investor.

     SEASONALITY

     Sales of sports-related memorabilia products tend to be more constant, with sales peaks during holiday seasons and the then current sport season.

     YEAR 2000 COMPLIANCE

     The year 2000 poses certain issues for business and consumer computing, particularly the functionality of software for two-digit storage of dates and special meanings for certain dates such as 9/9/99. The year 2000 is also a leap year, which may also lead to incorrect calculations, functions, or system failure. The problem exists for many kinds of software, including software for mainframes, PCs, and embedded systems.

     In assessing the effect of the Year 2000 Problem, management determined that there existed two general areas that needed to be evaluated:

     .    Internal infrastructure and
     .    Supplier/third-party relationships.

     A discussion of the various activities related to assessment and actions resulting from those evaluations is set forth below.

     INTERNAL INFRASTRUCTURE

     The Company is in the process of verifying that all of its personal computers and software are Year 2000 compliant. The Company is in the process of replacing or upgrading all items that have been found not to be Year 2000 compliant. The Company intends to determine if the software vendors of all of our critical applications have represented that their products are Year 2000 compliant. The costs related to these efforts are not expected to be in excess of $30,000.

     SUPPLIERS/THIRD-PARTY RELATIONSHIPS

     As mentioned above, the Company will be gathering information from vendor web sites and available compliance statements to identify and, to the extent possible, resolve issues involving the Year 2000 Problem. The Company relies on its outside vendors for water, electrical, and telecommunications services as well as climate control, building access, and other infrastructure services.
The Company does not intend to independently evaluate the Year 2000 compliance of the systems utilized to supply these services. The Company has received no assurance of compliance from the providers of these services. There can be no assurance that these suppliers will resolve any or all Year 2000 Problems with these systems before the occurrence of a material disruption to the Company's business. Any failure of these third-parties to resolve Year 2000 problems with their systems in a timely manner could have a material adverse effect on the Company's business.

     CONTINGENCY PLANS

     The Company has not currently developed a formal contingency plan to be implemented as part of its efforts to identify and correct Year 2000 Problems affecting its internal systems. However, if it deems necessary, the Company may take the following actions:

     .    Accelerated replacement of affected equipment or software;
     .    Short to medium-term use of backup equipment and software;
     .    Increased work hours for Company personnel;
     .    Other similar approaches.

     If the Company is required to implement any of these contingency plans, such plans could have a material adverse effect on its business.

     Based on the actions taken to date as discussed above, the Company is reasonably certain that it has or will identify and resolve all Year 2000 Problems that could materially adversely affect its business and operations.


ITEM 3. DESCRIPTION OF PROPERTY

     See "Item 1. Description of Business -- Facilities" for a description of the Company's properties.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of June 21, 1999, the number and percentage of outstanding shares of Company Common Stock owned by (i) each person known to the Company to beneficially own more than 5% of its outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all executive officers and directors as a group.


                                               NUMBER OF SHARES
NAME AND ADDRESS OF                            OF COMMON STOCK          PERCENTAGE OF OWNERSHIP
BENEFICIAL OWNER                           BENEFICIALLY OWNED /(1)/     ------------------------
----------------                           ------------------------
Jason G. Otteson/(2)/                          3,095,497/(6)/                      44.2%
Connie L. Logan/(3)/                                2,394,006                      34.2%
James R. Otteson, II/(4)/                           1,795,497                      25.6%
Brian E. Rodriguez/(5)/                                 5,000                        *
W.G. Westbrook, Jr./(2)/                                5,000                        *
All officers and directors/(7)/
  as a group (3 persons)                      3,105,497 /(6)/                      44.3%

_________________
*Less than 1%
(1) Does not include warrants to purchase 71,000 shares of Common Stock at an exercise price of $0.01 per share issued to Brewer & Pritchard, P.C. See "Item 7. Certain Relationships and Related Transactions." Does not include warrants to purchase 100,000 shares of Common Stock at an exercise price of $0.06 per share vesting in August 1999 issued in connection with an exempt placement of Common Stock.
(2) Business address is the same as the address of the Company's principal executive offices which are located at 3170 Old Houston Road, Huntsville, Texas 77340.
(3)  Business address is 3388 I-45, Huntsville, Texas 77340.
(4) Business address is Department of Philosophy, University of Alabama, Tuscaloosa, Alabama 35487.
(5)  Business address is 1125 Longpoint Drive, Dallas, Texas 75247.

(6) Includes an option from James R. Otteson, II to purchase 1,300,000 shares of Common Stock at an exercise price of $0.056923 per share, expiring August 1999.

(7)  Includes Jason G. Otteson, Brian E. Rodriguez, and W.G.Westbrook, Jr.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The Company's directors and executive officers are:


NAME                      AGE                            POSITION
----                      ---                            --------
Jason G. Otteson           25   Chairman, Chief Executive Officer, President and Treasurer

W.G.  Westbrook, Jr.       41   Vice President of Operations

Brian E. Rodriguez         29   Secretary and Director

     Jason G. Otteson has served as chief executive officer and a consultant of the Company since January 1998. Since February 1997, Mr. Otteson has served as director of the Company. From August 1996 to January 1998, Mr. Otteson served
as vice president of the Company.   From November 1996 through December 1997,
Mr. Otteson served as a consultant for Premier Medical Technology, Inc. Mr. Otteson owns International Environmental Group, Inc. and is involved in helping other companies with capital raising activities. Mr. Otteson received a marketing and finance degree from Stephen F. Austin State University in 1996.

     W.G. Westbrook, Jr. has served as vice president of operations of the Company since March 1998. From August 1995 through March 1998, Mr. Westbrook has
served as manager for the Company.   From August 1984 to August 1995, Mr.
Westbrook served as sales representative for Moorman Manufacturing Company. From May 1988 to August 1995, Mr. Westbrook was the owner of Gary's Hobbies. Mr. Westbrook received a business degree from Sam Houston State University.


     Brian E. Rodriguez has served as a director of the Company since December 1997 and as secretary since March 1998. Mr. Rodriguez has served as controller of Voyager Expanded Learning since October 1997. From September 1996 to June 1997, Mr. Rodriguez served as director and chief financial officer of Pitts & Spitts of Texas, Inc., a public company. From September 1994 to September 1996, Mr. Rodriguez served as an audit associate at Coopers & Lybrand, L.L.P. Mr. Rodriguez received an accounting degree from Texas A & M University. Mr. Rodriguez is a Certified Public Accountant.

ITEM 6.  EXECUTIVE COMPENSATION

          The following tables contain compensation data for the Chief Executive Officer for the fiscal year ended September 30, 1998:

                                              Annual Compensation           Long Term Compensation
                                              -------------------           ----------------------
                                                             Bonus/                       Securities
                                                          Other Annual                    Underlying
Name and Principal           Fiscal Year                  Compensation      Stock          Options/
Position                                     Salary                         Award             SARs

Jason G. Otteson,                   1998   $37,500/(1)/              --       --               --
Chief Executive Officer
                                    1997   $ 3,600                   --       --               --
                                    1996   $ 1,400                   --       --               --

_______________

(1)  Represents portion of $50,000 annual salary earned in fiscal year 1998.





          The Company does not have any employment agreements.

          STOCK OPTIONS

          In March 1999, the Company adopted, and the shareholders and board of directors approved, the 1999 Incentive Stock Option Plan ("Plan"). Pursuant to the Plan, options to purchase up to 1,000,000 shares of Common Stock may be granted to employees, officers, and directors of the Company. Options granted under the Plan generally expire five to ten years after the date of grant. As of June 1, 1999, the Company had not issued any options pursuant to the Plan. The Company does not maintain any long-term retirement or other benefit plan.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          In April 1998, the Company issued 5,000 shares of Common Stock to each of Brian E Rodriguez and W.G. Westbrook, Jr., officers and directors of the Company for services rendered to the Company, and the Company issued 5,000 to Michael D. Strader a former officer of the Company.

          In January 1998, James R. Otteson's estate transferred an aggregate of 3,590,994 shares of Common Stock to Jason G. Otteson and James R. Otteson, II. Jason R. Otteson is the father of Jason G. Otteson and Jason R. Otteson II.

          The Company has a lease agreement with Jason G. Otteson covering approximately 12,000 square feet in Huntsville, Texas. The lease expires in October 1999 and the monthly rental is $1,845. The Company has an option to renew the lease for a five year period at a rental rate of 90% of the market value of such similar property, but not to exceed $2,045.

          In October 1996, the Company issued 1,565,315 shares of Common Stock to Connie L. Logan upon the exercise of warrants at an aggregate exercise price of $56,667 ($0.036 per share). Ms. Logan purchased 828,691 shares of Common Stock from a third party in an arms-length transaction in July 1996. Ms. Logan is Jason G. Otteson's aunt.

          In August 1996, Jason G. Otteson and James R. Otteson, II loaned the Company $53,500 in the form of a note payable at an annual interest rate of 5% payable on demand. As of June 1, 1999, the amount due pursuant to this note was $59,965. As of June 14, 1999, no demand for payment has been made.

          In August 1996, Jason G. Otteson loaned the Company $10,000 in the form of a non-interest bearing note payable due on demand. In November 1998 the Company repaid the note.

          In December 1996 and August 1997, Ms. Logan loaned the Company an aggregate of $204,742 which was repaid with interest in the aggregate amount of $206,695 by the Company during 1997.

          Certain legal matters with respect to the preparation of this registration statement were conducted for the Company by Brewer & Pritchard, P.C., Houston, Texas. Principals of Brewer & Pritchard, P.C. own warrants to purchase 71,000 shares of Common Stock at an exercise price of $0.01 per share.


ITEM 8.  DESCRIPTION OF SECURITIES

          COMMON STOCK

          The Company is authorized to issue up to 50,000,000 shares of Common Stock, $0.001 par value per share of which 7,000,000 shares are issued and outstanding and 171,000 shares are reserved for issuance underlying outstanding warrants. The holders of shares of Common Stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of Common Stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities. Holders of Common Stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of Common Stock have no preemptive or other rights to subscribe for shares. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor.

          PREFERRED STOCK

          The Company is authorized to issue up to 10,000,000 shares of preferred stock, no par value per share. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions.

          No shares of preferred stock are outstanding and the Company has no present plans for the issuance thereof. The issuance of any such preferred stock could adversely effect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     Currently, there is no public trading market for the company's securities and there can be no assurance that any market will develop. If a market develops for the company's securities, it will likely be limited, sporadic and highly volatile.

     It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payment of cash dividends in the future will be dependent upon the amount of funds legally available therefor, the Company's earnings, financial condition, capital requirements and other factors that the Board of Directors may deem relevant. The Company has not paid any dividends during the last two fiscal years and does not anticipate paying any cash dividends in the foreseeable future.


     SHARES ELIGIBLE FOR FUTURE SALE

     There are 7,000,000 shares of Common Stock currently outstanding, of which 5,895,000 shares of Common Stock are held by affiliates of the Company and are eligible for sale pursuant to Rule 144 promulgated under the Act, if and when any market for the Common Stock develops. Rule 144 governs resales of "restricted securities" for the account of any person (other than an issuer), and restricted and unrestricted securities for the account of an "affiliate" of the issuer. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates which were not issued or sold in connection with a public offering registered under the Act. An affiliate of the issuer is any person who directly or indirectly controls, is controlled by, or is under common control with, the issuer. Affiliates of the Company may include its directors, executive officers, and persons directly or indirectly owning 10% or more of the outstanding Common Stock. Under Rule 144 unregistered resales of restricted Common Stock cannot be made until it has been held for one year from the later of its acquisition from the Company or an affiliate of the Company. Thereafter, shares of Common Stock may be resold without registration subject to Rule 144's volume limitation, aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about the Company ("Applicable Requirements"). Resales by the Company's affiliates of restricted and unrestricted Common Stock are subject to the Applicable Requirements. The volume limitations provide that a person (or persons who must aggregate their sales) cannot, within any three-month period, sell more than the greater of one percent of the then outstanding shares, or the average weekly reported trading volume during the four calendar weeks preceding each such sale. A non-affiliate may resell restricted Common Stock which has been held for two years free of the Applicable Requirements.

     In addition, there are currently 1,000,000 shares of Common Stock eligible for sale pursuant to Rule 504 promulgated under the Act, if and when any market for the Common Stock develops. Shares issued pursuant to Rule 504 are freely tradeable, without limitation, by all non-affiliates of the Company.


ITEM 2.   LEGAL PROCEEDINGS

     None.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     The following information sets forth certain information for all securities the Company sold within the past three years, without registration under the Act.

     Between April 1998 and August 1998, the Company issued 1,000,000 shares of Common Stock at a purchase price of $0.05 per share. The issuance was made pursuant to Rule 504 promulgated under the Act. In connection with the offering, the Company paid a cash sales commission of $5,000, a non-accountable expense allowance of $1,500, and issued warrants to purchase 100,000 shares of Common Stock at an exercise price of $0.06 per share to the underwriters, Di Paulo Securities, Ltd. The Company believes the transaction was exempt from registration pursuant to Section 4(2) of the Act.

     In August 1998, the Company issued warrants to purchase 71,000 shares of Common Stock at an exercise price of $0.01 per share to Brewer & Pritchard, P.C. The Company believes the transaction was exempt from registration pursuant to
Section 4(2) of the Act.

     In April 1998, the Company issued 15,000 shares of Common Stock to Messrs. Rodriguez, Strader, and Westbrook, current and former officers and directors of the Company, for services rendered. The Company believes the transaction was exempt from registration pursuant to Section 4(2) of the Act.

     In October 1996, the Company issued 1,565,315 shares of Common Stock to Ms. Logan upon the exercise of warrants at an aggregate exercise price of $56,667 ($0.036 per share). The Company believes the transaction was exempt from registration pursuant to Section 4(2) of the Act.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation eliminates, subject to certain exceptions, the personal liability of directors of the Company or its stockholders for monetary damages for breaches of fiduciary duty by such directors. The Articles of Incorporation do not provide for the elimination of or any limitation on the personal liability of a director for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions, or (iv) any transaction from which such director derives an improper personal benefit. This provision of the Articles of Incorporation will limit the remedies available to the stockholder who is dissatisfied with a decision of the Board of Directors protected by this provision; such stockholder's only remedy may be to bring a suit to prevent the action of the Board. This remedy may not be effective in many situations, because stockholders are often unaware of a transaction or an event prior to Board action in respect of such transaction or event. In these cases, the stockholders and the Company could be injured by a Board's decision and have no effective remedy.

     Insofar as indemnification by the Company for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions of the Certificate of Incorporation and Bylaws, or otherwise, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART III

ITEM 1.   EXHIBITS

     The following exhibits are to be filed as part of the Registration
Statement:



       EXHIBIT NO.    IDENTIFICATION OF EXHIBIT

       Exhibit 2.1(1) Amended and Restated Articles of Incorporation of Sportan United Industries, Inc.

       Exhibit 2.2(1)  Bylaws of Sportan United Industries, Inc.

       Exhibit 2.3(1)  Common Stock Certificate, Sportan United Industries, Inc.

       Exhibit 6.1(1)  Sportan United Industries, Inc. 1999 Stock Option Plan


(1)  Filed previously on registration statement Form 10-SB SEC File
     No. 000-25513.

ITEM 2.  DESCRIPTION OF EXHIBITS


                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPORTAN UNITED INDUSTRIES, INC.


Dated: July 2, 1999           By: /s/ James G. Otteson
                                  -----------------------------------------
                                  JAMES G. OTTESON, Chief Executive Officer

SPORTAN UNITED INDUSTRIES, INC.
FINANCIAL STATEMENTS
SEPTEMBER 30, 1998



                                C O N T E N T S

                                                                      Page
                                                                      ----

Independent Auditors' Report......................................     F-2

Balance Sheets....................................................F-3, F-4

Statements of Operations..........................................     F-5

Statements of Changes in Stockholders' Equity.....................     F-6

Statements of Cash Flows..........................................     F-7

Notes to Financial Statements.....................................     F-8

                         Independent Auditors' Report
                         ----------------------------


Board of Directors
Sportan United Industries, Inc.
Huntsville, Texas


We have audited the accompanying balance sheet of Sportan United Industries, Inc. as of September 30, 1998, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sportan United Industries, Inc. as of September 30, 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


MANN FRANKFORT STEIN & LIPP, P.C.


Houston, Texas
December 30, 1998

SPORTAN UNITED INDUSTRIES, INC.
BALANCE SHEETS


                                                             September 30,         March 31,
                                                        -----------------------   -----------
                                                          1998         1997          1999
                                                        (Audited)   (Unaudited)   (Unaudited)
                                                        ---------   -----------   -----------
ASSETS

CURRENT ASSETS
 Cash and cash equivalents                              $  6,663      $ 36,082      $  4,242
 Accounts receivable - trade, net of allowance for
   doubtful accounts of $21,051 at March 31, 1999
   and September 30, 1998, and $160,769 at
   September 30, 1997                                    123,432       129,141       171,785
 Accounts receivable - stockholder and employees             433             -         2,152
 Inventory, net of valuation allowance of $29,852
   at September 30, 1998 and $13,970 at
   September 30, 1997                                    525,247       443,939       408,528
 Prepaids                                                 13,292        44,331        31,136
                                                        --------      --------      --------
   TOTAL CURRENT ASSETS                                  669,067       653,493       617,843

PROPERTY AND EQUIPMENT
 Computer equipment and software                          47,367        41,635        50,328
 Furniture and fixtures                                   63,978        60,940        68,890
 Transportation equipment                                  7,820        11,433         7,820
                                                        --------      --------      --------
                                                         119,165       114,008       127,038
 Less:  accumulated depreciation and amortization         78,264        63,273        87,429
                                                        --------      --------      --------
   TOTAL PROPERTY AND EQUIPMENT                           40,901        50,735        39,609
                                                        --------      --------      --------
TOTAL ASSETS                                            $709,968      $704,228      $657,452
                                                        ========      ========      ========



                                                         September 30,         March 31,
                                                    -----------------------   -----------
                                                      1998         1997          1999
                                                    (Audited)   (Unaudited)   (Unaudited)
                                                    ---------   -----------   -----------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Drafts outstanding                                 $ 24,782      $      -     $       -
 Accounts payable                                    226,784       151,552       297,546
 Accounts payable - stockholder                       41,464             -        16,540
 Accrued expenses                                     17,816         3,968        22,698
 Notes payable - stockholders                         63,500       229,532        78,500
 Note payable - bank                                  95,000             -        95,000
                                                    --------      --------     ---------
   TOTAL CURRENT LIABILITIES                         469,346       385,052       510,284

STOCKHOLDERS' EQUITY
 Preferred stock:
   No par value; 10,000,000 shares authorized,
     no shares issued and outstanding                      -             -             -
 Common stock, par value $.001; 50,000,000
   shares authorized. Shares issued and
   outstanding, 7,000,000 at March 31, 1999
   and September 30, 1998, and 5,985,000 at
   September 30, 1997                                  7,000         5,985         7,000
 Additional paid-in capital                          246,263       196,528       246,263
 Retained earnings (deficit)                         (12,641)      116,663      (106,095)
                                                    --------      --------     ---------
   TOTAL STOCKHOLDERS' EQUITY                        240,622       319,176       147,168
                                                    --------      --------     ---------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY                                             $709,968      $704,228     $ 657,452
                                                    ========      ========     =========


                      See notes to financial statements.

SPORTAN UNITED INDUSTRIES, INC.
STATEMENTS OF OPERATIONS

                                                     Nine Months         Six Months Ended
                                     Year Ended         Ended                March 31,
                                   September 30,    September 30,    -------------------------
                                        1998             1997           1999          1998
                                     (Audited)       (Unaudited)     (Unaudited)   (Unaudited)
                                   --------------   --------------   -----------   -----------
SALES                                 $3,057,734       $3,566,290    $1,737,935    $1,650,014

COST OF SALES                          2,604,403        3,258,753     1,464,131     1,390,316
                                      ----------       ----------    ----------    ----------
GROSS PROFIT                             453,331          307,537       273,804       259,698

OPERATING EXPENSES
  General and administrative             536,909          490,053       320,290       242,154
  Expense of private offering             33,022                -        42,484         4,105
                                      ----------       ----------    ----------    ----------
   TOTAL OPERATING EXPENSES              569,931          490,053       362,774       246,259
                                      ----------       ----------    ----------    ----------
INCOME (LOSS) FROM OPERATIONS           (116,600)        (182,516)      (88,970)       13,439

OTHER EXPENSE
  Interest expense                        (5,141)          (9,988)       (2,055)       (1,730)
  Miscellaneous expense                   (7,563)            (945)       (2,429)       (4,296)
                                      ----------       ----------    ----------    ----------
   TOTAL OTHER EXPENSE                   (12,704)         (10,933)       (4,484)       (6,026)
                                      ----------       ----------    ----------    ----------
INCOME (LOSS) BEFORE FEDERAL
  INCOME TAXES                          (129,304)        (193,449)      (93,454)        7,413

FEDERAL INCOME TAXES                           -                -             -             -
                                      ----------       ----------    ----------    ----------
NET INCOME (LOSS)                     $ (129,304)      $ (193,449)   $  (93,454)   $    7,413
                                      ==========       ==========    ==========    ==========
NET LOSS PER SHARE
  Basic                               $     (.02)      $     (.03)   $     (.01)   $     (.00)
                                      ==========       ==========    ==========    ==========
  Diluted                             $     (.02)      $     (.03)   $     (.01)   $     (.00)
                                      ==========       ==========    ==========    ==========
WEIGHTED AVERAGE SHARES
 OUTSTANDING
  Basic                                6,159,167        5,985,000     7,000,000     5,985,000
                                      ==========       ==========    ==========    ==========
  Diluted                              6,215,967        5,985,000     7,056,800     5,985,000
                                      ==========       ==========    ==========    ==========


                      See notes to financial statements.

SPORTAN UNITED INDUSTRIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 1998 (AUDITED),
  NINE MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED) AND
  SIX MONTHS ENDED MARCH 31, 1999 (UNAUDITED)

                                        Common Stock      Additional    Retained
                                     ------------------    Paid-in      Earnings
                                      Shares     Amount    Capital     (Deficit)      Total
                                     ---------   ------   ----------   ----------   ----------
Balances at January 1, 1997          5,985,000   $5,985     $196,528   $ 310,112    $ 512,625

Net loss                                     -        -            -    (193,449)    (193,449)
                                     ---------   ------     --------   ---------    ---------
Balances at September 30, 1997
 (Unaudited)                         5,985,000    5,985      196,528     116,663      319,176

Issue stock to employees                15,000       15          735           -          750

Proceeds from sale of stock          1,000,000    1,000       49,000           -       50,000

Net loss                                     -        -            -    (129,304)    (129,304)
                                     ---------   ------     --------   ---------    ---------
Balances at September 30, 1998       7,000,000    7,000      246,263     (12,641)     240,622

Net loss                                     -        -            -     (93,454)     (93,454)
                                     ---------   ------     --------   ---------    ---------
Balances at March 31, 1999           7,000,000   $7,000     $246,263   $(106,095)   $ 147,168
                                     =========   ======     ========   =========    =========



                      See notes to financial statements.

SPORTAN UNITED INDUSTRIES, INC.
STATEMENTS OF CASH FLOWS
                                                                     Nine Months         Six Months Ended
                                                     Year Ended         Ended                March 31,
                                                   September 30,    September 30,    -------------------------
                                                        1998             1997           1999          1998
                                                     (Audited)       (Unaudited)     (Unaudited)   (Unaudited)
                                                   --------------   --------------   -----------   -----------
CASH FLOWS FROM OPERATING
 ACTIVITIES

Net income (loss)                                      $(129,304)       $(193,449)     $(93,454)    $   7,413
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
 Stock issued as compensation                                750                -             -             -
 Depreciation                                             18,330           14,134         9,165         8,785
 Provision for bad debts                                       -           (9,107)            -             -
 Gain on disposal of property and
   equipment                                                (226)          (1,062)            -          (225)
Changes in assets and liabilities:
 Accounts receivable                                       5,276          128,695       (50,072)       (1,971)
 Inventory                                               (81,308)         112,486       116,719      (144,175)
 Prepaids and other assets                                31,039          (44,331)      (17,844)       23,579
 Accounts payable                                         75,232          (27,152)       70,762       376,405
 Accounts payable - stockholder                           41,464                -       (24,924)            -
 Accrued expenses                                         13,848             (250)        4,882         1,675
                                                       ---------        ---------      --------     ---------
                                                         104,405          173,413       108,688       264,073
                                                       ---------        ---------      --------     ---------
   NET CASH PROVIDED BY (USED
     IN) OPERATING ACTIVITIES                            (24,899)         (20,036)       15,234       271,486

CASH FLOWS FROM INVESTING
 ACTIVITIES
 Proceeds from sale of property and
   equipment                                                 500                -             -           500
 Cash paid for property and equipment                     (8,770)               -        (7,873)       (4,221)
                                                       ---------        ---------      --------     ---------
   NET CASH USED IN INVESTING
     ACTIVITIES                                           (8,270)               -        (7,873)       (3,721)

CASH FLOWS FROM FINANCING
 ACTIVITIES
 Net proceeds from sale of stock                          50,000                -             -             -
 Net proceeds from line of credit                         95,000                -             -             -
 Principal payments on notes to
   stockholders                                         (189,532)         (28,708)            -      (176,032)
 Net proceeds from notes to stockholders                  23,500                -        15,000             -
 Increase (decrease) in drafts outstanding                24,782                -       (24,782)            -
                                                       ---------        ---------      --------     ---------
   NET CASH PROVIDED BY (USED
     IN) FINANCING ACTIVITIES                              3,750          (28,708)       (9,782)     (176,032)
                                                       ---------        ---------      --------     ---------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                                    (29,419)         (48,744)       (2,421)       91,733

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                                      36,082           84,826         6,663        36,082
                                                       ---------        ---------      --------     ---------
CASH AND CASH EQUIVALENTS AT
 END OF YEAR                                           $   6,663        $  36,082      $  4,242     $ 127,815
                                                       =========        =========      ========     =========
NON-CASH FINANCING ACTIVITY
 Issuance of shares of stock to officers
   as compensation                                     $     750        $       -      $      -     $       -
                                                       =========        =========      ========     =========

                       See notes to financial statements.

SPORTAN UNITED INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1998 AND 1997


NOTE A - NATURE OF OPERATIONS AND ORGANIZATION

Sportan United Industries, Inc. (formerly Players Texas Sports, Inc.) (the Company) was incorporated on March 15, 1991 as Players Texas Sports, Inc., a subchapter S corporation. On March 30, 1998, the Board of Directors of Players Texas Sports, Inc. voted to change the name of the company to Sportan United Industries, Inc. and change the federal income tax filing status to a C corporation. The Company is a distributor of sports cards and memorabilia. The Company markets its distribution services primarily to retail outlets in the United States.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company changed its fiscal year end from December 31 to September 30 in 1997. In accordance with guidelines of the Securities and Exchange Commission, only nine months of income and expense were included in the Statements of Operations and Cash Flows for the period ended September 30, 1997. Results of operations for the additional months were credited or charged directly to retained earnings.

Allowance for Doubtful Accounts: Earnings are charged with a provision for doubtful accounts based on a current review of the collectibility of accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts.

Inventory: Inventory is stated at the lower of cost (determined by the specific identification method) or market.

Property and Equipment: Property and equipment are stated at cost. The Company depreciates property and equipment by the straight-line method over the estimated useful lives of the related assets as follows:

                                                  Estimated Useful Life
                                                  ---------------------

     Computer equipment                                   5 years
     Furniture and fixtures                             5-7 years
     Transportation equipment                           5-7 years

Revenue Recognition: Revenues are recognized as goods are shipped from the Company's warehouse. Shipments directly to customers from a third party vendor are recognized at time of shipment from vendor.

Repairs and Maintenance: Major additions and improvements to property and equipment are capitalized and depreciated over the estimated useful lives. Routine maintenance and repair costs are expensed as incurred.

Federal Income Taxes: Since March 30, 1998, the Company reports federal income taxes as a C corporation and uses the liability method in accounting for income taxes, whereby tax rates are applied to cumulative temporary differences based on when and how they are expected to affect future tax returns. Deferred tax assets and liabilities are adjusted for tax rate changes in the year changes are enacted. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's tax returns.

Prior to conversion to a "C" corporation, the income or loss of the Company flowed through to its stockholders. Accordingly, no provision has been made for federal income taxes for periods prior to March 30, 1998.

SPORTAN UNITED INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1998 AND 1997


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statements of Cash Flows: For purposes of the statements of cash flows, cash equivalents include all highly liquid investments with original maturities of three months or less. Following is supplemental cash flow information:

                                                          Nine Months         Six Months Ended
                                          Year Ended         Ended                March 31,
                                        September 30,    September 30,    -------------------------
                                             1998             1997           1999          1998
                                          (Audited)       (Unaudited)     (Unaudited)   (Unaudited)
                                        --------------   --------------   -----------   -----------
    Cash paid during the year for:
        Interest                        $        5,141   $        9,988   $     2,055   $     1,730
                                        ==============   ==============   ===========   ===========

Use of Estimates: The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Information: The accompanying financial information as of March 31, 1999 and for the six months ended March 31, 1999 and 1998 have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect all adjustments, consisting of normal recurring accruals which are, in the opinion of management, necessary to fairly present such information in accordance with generally accepted accounting principals.


NOTE C - CASH AND CASH EQUIVALENTS

The Company maintains cash balances in several bank accounts which, at times, exceed federally insured limits. The Company monitors the financial condition of these banks and has experienced no losses associated with these accounts.

NOTE D - NOTE PAYABLE - BANK

Note payable - bank consists of the following:


                                                                     September 30,
                                                             ---------------------------     March 31,
                                                                 1998            1997          1999
                                                               (Audited)      (Unaudited)   (Unaudited)
                                                             -------------    ----------    ----------
Note payable to a bank under a $100,000 line of credit,
 renewed March 1999, collateralized by all accounts
 receivable and inventory of the Company.  The note
 is due on demand, but if no demand is made, payment
 of unpaid principal plus accrued interest is due on
 March 24, 2000.  The note accrues interest at 9.5%
 annually.                                                   $      95,000    $        -    $   95,000
                                                             =============    ==========    ==========

SPORTAN UNITED INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1998 AND 1997


NOTE E - INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 1998 are as follows:

   Deferred tax assets:
      Net operating loss carryforward                           $ 20,100
      Allowance for doubtful accounts                              6,600
   Less:  valuation allowance                                    (26,500)
                                                                --------
                                                                     200
   Deferred tax liability:
      Tax over book depreciation                                    (200)
                                                                --------
   Net current deferred tax assets (liability)                  $      -
                                                                ========

The Company has net operating loss carryforwards of approximately $91,000 as of September 30, 1998, which expire through the year 2013. Valuation allowances have been provided for all net operating losses due to lack of evidence of future recoverability at September 30, 1998.

The difference between the reported income tax expense (benefit) and the income tax expense (benefit) computed by multiplying the loss before income taxes by the federal statutory income tax rate for the year ending September 30, 1998, is as follows:

   Current tax benefit computed at federal
      statutory tax rate                                       $(40,896)
   Effect of marginal tax brackets                               14,722
   Change in valuation allowance                                 26,500
   Other                                                           (326)
                                                               --------
   Total income tax expense (benefit)                          $      -
                                                               ========

NOTE F - OPERATING LEASES

The Company leases equipment and rents certain facilities under noncancellable agreements which expire at various dates through the year 1999, and require various minimum annual rentals.

The Company rents its principal facility from a stockholder of the Company (see Note G).

Total rent expense under all lease agreements amounted to approximately $43,000, $48,000, $21,000 and $25,000 for the years ended September 30, 1998, nine months ended September 30, 1997 (unaudited) and six months ended March 31, 1999 and 1998 (unaudited), respectively.

SPORTAN UNITED INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1998 AND 1997



NOTE G - RELATED PARTY TRANSACTIONS

The Company is involved in various transactions with the stockholders of the Company or officers of the Company. The transactions and amounts incurred with these individuals are detailed as follows:

                                                      Nine Months     Six Months
                                      Year Ended         Ended           Ended
                                    September 30,    September 30,     March 31,
                                         1998             1997           1999
                                      (Audited)       (Unaudited)     (Unaudited)
                                    --------------   --------------   -----------
 Transaction
 -----------

     Rent - principal facility            $22,140          $16,605       $11,070

     Purchase of inventory                $43,391          $     -       $     -

     Interest                             $ 5,141          $ 9,988       $ 2,055


Notes payable - stockholders consist of the following:

                                                                           September 30,
                                                                      -----------------------
                                                                        1998         1997
                                                                      (Audited)   (Unaudited)
                                                                      ---------   -----------
Note payable to a stockholder - non-interest bearing and
 unsecured.  Paid off in 1998.                                         $     -      $176,032

Note payable to a stockholder - bearing interest at 5% annually, balance is due on demand.  Interest is accrued and paid at
 time of repayment.                                                     53,500        53,500

Note payable to a stockholder - non-interest bearing and
 unsecured.  Due on demand.                                             10,000             -
                                                                       -------    ----------
Notes payable - stockholders                                           $63,500      $229,532
                                                                       =======    ==========

SPORTAN UNITED INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1998 AND 1997



NOTE H - EARNINGS PER SHARE

In accordance with Financial Accounting Standards Board Statement 128, Earnings Per Share, basic earnings per common share amounts are calculated using the average number of common shares outstanding during each period, retroactively adjusted to give effect to the 41.43455-for-1 common stock split in 1998. As there were no dilutive potential common shares outstanding during the nine month period ended September 30, 1997, basic average shares outstanding and loss per share are equal to diluted average shares outstanding and fully diluted loss per share.

Loss per common share were computed as follows:

                                                                    Nine Months
                                                    Year Ended         Ended
                                                  September 30,    September 30,
                                                       1998             1997
                                                    (Audited)       (Unaudited)
                                                  --------------   -------------
  Net loss                                         $ (129,304)      $ (193,449)

  Divided by weighted average common shares and
     common share equivalents:
       Weighted average common shares               6,159,167        5,985,000
     Weighted average common share equivalents         56,800                -
                                                   ----------       ----------
  Total average common share and common share
     equivalents                                    6,215,967        5,985,000
                                                   ==========       ==========
  Basic net loss per common share                  $     (.02)      $     (.03)
                                                   ==========       ==========
  Fully dilutive net loss per common share         $     (.02)      $     (.03)
                                                   ==========       ==========

NOTE I - STOCK SPLIT CHANGING PAR VALUE OF STOCK

On March 30, 1998, the Board of Directors authorized a 41.43455-for-1 stock split and a reduction of par value from $.10 to $.001, thereby increasing the number of issued and outstanding shares to 5,985,000, and decreasing the par value of each share to $.001. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1997 have been restated to reflect the stock split.

SPORTAN UNITED INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1998 AND 1997


NOTE J - PREFERRED STOCK AND OUTSTANDING STOCK WARRANTS

Preferred Stock: The Company is authorized to issue up to 10,000,000 shares of preferred stock, no par value per share. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions. The issuance of any such preferred stock could adversely affect the rights of the holders of Common Stock and, therefore, reduce the value of the Common Stock.

Outstanding Stock Warrants: At September 30, 1998 and March 31, 1999, the Company had outstanding warrants to purchase 171,000 shares of the Company's common stock at prices ranging from $.01 to $.06 per share. The warrants became exercisable in 1998 and expire at various dates through 2003. At September 30, 1998 and March 31, 1999, 171,000 shares of common stock were reserved for that purpose.